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IN ORDER TO BE EFFECTIVE, THIS LETTER OF TRANSMITTAL AND ELECTION FORM MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, VALIANT TRUST COMPANY, BY THE ELECTION DEADLINE. IT IS IMPORTANT THAT WESTERN SHAREHOLDERS PROPERLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL AND ELECTION FORM ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN AND IN THE INFORMATION CIRCULAR OF WESTERN OIL SANDS INC. DATED SEPTEMBER 14, 2007 (THE "INFORMATION CIRCULAR").

PLEASE CAREFULLY READ THE INFORMATION CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

WESTERN OIL SANDS INC.

LETTER OF TRANSMITTAL AND ELECTION FORM

TO:	WESTERN OIL SANDS INC. ("Western")
AND TO:	MARATHON OIL CORPORATION ("Marathon")
AND TO:	1339971 ALBERTA LTD. ("AcquisitionCo")
AND TO:	VALIANT TRUST COMPANY (the "Depositary")

        This letter of transmittal and election form (the "Letter of Transmittal and Election Form") is for use by registered holders ("Western Shareholder") of Class A shares ("Western Shares") in the capital of Western, in connection with the proposed arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "Act") involving, among other things, the acquisition by AcquisitionCo, an indirect Canadian subsidiary of Marathon, of all of the outstanding Western Shares, all as more fully described in the Information Circular. Capitalized terms referred to herein but not otherwise defined have the same meanings as set forth in the Information Circular.

        This Letter of Transmittal and Election Form must be received by the Depositary by 4:30 p.m. (Calgary time) on the Business Day immediately prior to the date of the Meeting (currently scheduled to be held on October 16, 2007) or, if such meeting is adjourned, such time on the Business Day immediately prior to the date of such adjourned meeting (the "Election Deadline").

        In order for this Letter of Transmittal and Election Form to be validly completed, the undersigned Western Shareholder is required to complete each of the steps indicated below that are applicable to it or to any beneficial Western Shareholder on whose behalf the undersigned Western Shareholder holds Western Shares. Western Shareholders whose Western Shares are registered in the name of a broker, investment dealer, bank, trust company, depositary or other nominee should contact that nominee for instructions and assistance in delivering those Western Shares to the Depositary under the Arrangement.

STEP 1 — DESCRIPTION OF WESTERN SHARES TRANSMITTED

All Western Shareholders must complete this Step. If space is insufficient, please attach a signed list (see Instruction 4).

        The undersigned registered Western Shareholder hereby deposits with the Depositary, for exchange upon the Arrangement becoming effective, the enclosed certificate(s) representing Western Shares, details of which are as follows:

Names and Addresses of Registered Western Shareholder(s)		Certificate Number(s)	Number of Western Shares Deposited with this Letter of Transmittal and Election Form

(Name — please print)

(Address)

(Address)

TOTAL:

(City/Country)	(Postal/Zip Code)

GENERAL INFORMATION FOR ALL WESTERN SHAREHOLDERS

        All Western Shareholders are required to complete Steps 2 and 3 hereof and Steps 4 and 5, if applicable, and only those Western Shareholders who are Eligible Holders (see Schedule "A" for further information as to whether a Western Shareholder is an Eligible Holder) and who wish to receive Exchangeable Shares in connection with the Arrangement are required to complete the information required in Schedule "A".

        It is understood that upon receipt and deposit of: (i) this Letter of Transmittal and Election Form; (ii) the certificate(s) representing Western Shares; and (iii) all other documentation as may be required by the Depositary, and following the Effective Date of the Arrangement, the Depositary will send to the undersigned or hold for pick-up, in accordance with the instructions given below, either cheque(s) representing the Cash Consideration and/or certificate(s) representing Marathon Shares and/or Exchangeable Shares, or a combination thereof, together with certificate(s) representing the New WesternZagros Shares and New WesternZagros Warrants to which the undersigned is entitled under the Arrangement. The certificate(s) will be issued in the name of the Western Shareholder as it appears on the face page hereof.

        The undersigned Western Shareholder covenants, represents and warrants that: (i) such shareholder is the registered owner of the Western Shares being deposited; (ii) such Western Shares are free and clear of all hypothecs, liens, charges, encumbrances, mortgages, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and Election Form and to deposit, sell, assign, transfer and deliver the Western Shares and that, when the consideration is paid and/or received, none of Western, AcquisitionCo or Marathon or any successors thereto will be subject to any adverse claim in respect of such Western Shares; (iv) all information inserted into this Letter of Transmittal and Election Form by the undersigned is accurate; (v) the Western Shares have not been sold, assigned or transferred nor has any agreement been entered into to sell, assign or transfer any such deposited Western Shares to any other Person; and (vi) unless the undersigned shall have withdrawn this Letter of Transmittal and Election Form by notice in writing given to the Depository by the Effective Date, the undersigned will not transfer or permit to be transferred any of the deposited Western Shares. The covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Arrangement.

        The undersigned acknowledges and agrees that this Letter of Transmittal shall not be construed as a proxy granted for use at the Meeting and that this Letter of Transmittal shall not serve to revoke any proxy for use at the Meeting previously conferred or agreed to be conferred by the undersigned (whether as agent, attorney-in-fact, attorney, proxy or otherwise) at any time with respect to the Western Shares being deposited. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, except a proxy granted for use at the Meeting, has been or will be granted with respect to the deposited Western Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form survives the death or incapacity of the undersigned and any obligations of the undersigned hereunder is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

        Following completion of the Arrangement, the undersigned instructs Marathon, AcquisitionCo and the Depositary to mail cheque(s) representing the Cash Consideration and/or certificate(s) representing Exchangeable Shares and/or Marathon Shares together with certificate(s) representing the New WesternZagros Shares and New WesternZagros Warrants promptly after completion and return of this Letter of Transmittal and Election Form to the Depositary to the undersigned, or to hold such cheque(s) and/or certificate(s) for pick-up promptly after the completion and return of this Letter of Transmittal and Election Form to the Depositary, in each case, in accordance with the instructions provided below.

        If the Arrangement is not completed, the deposited Western Shares and all other ancillary documents will be returned to the undersigned by mail at the address of the undersigned shown on the register of Western Shareholders or in accordance with the instructions under Step 4 or Step 5, if completed. The undersigned recognizes that Western has no obligation pursuant to the instructions given below to transfer any Western Shares from the name of the registered Western Shareholder thereof if the Arrangement is not completed.

        The Plan of Arrangement provides that any certificate formerly representing Western Shares that is not deposited with all other documents as required by the Plan of Arrangement on or before the day that is five years less one day from the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Western Shares to receive the certificates representing New WesternZagros Shares, New WesternZagros Warrants, Marathon Shares, Exchangeable Shares and/or cheque(s) representing the Cash Consideration to which it is entitled. On such date, the consideration to which the former holder of the certificate(s) referenced to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to AcquisitionCo or Marathon, as applicable, together with all entitlements to dividends, distributions, cash or interest in respect thereof held for such former holder.

        By reason of the use by the undersigned of this Letter of Transmittal and Election Form in the English language, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn exclusively in the English language. En utilisant une version anglaise de cette lettre d'envoi et formulaire de choix, le soussigné est réputé avoir exigé que tout contrat attesté par l'Arrangement, tel qu'il est accepté au moyen de cette lettre d'envoi et formulaire de choix, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

STEP 2 — AUTHORIZATION

All Western Shareholders must complete this Step.

        The undersigned hereby represents to Western, Marathon, AcquisitionCo and the Depositary that it is the registered owner of the Western Shares represented by the certificate(s) described above under "Step 1 — Description of Western Shares Transmitted" and has good title to those Western Shares. The certificate(s) representing such Western Shares are enclosed. The undersigned hereby deposits the certificate(s) representing such Western Shares to be dealt with in accordance with this Letter of Transmittal and Election Form. The undersigned understands that, following receipt of a fully completed and duly executed copy of this Letter of Transmittal and Election Form and the certificate(s) described above, either cheque(s) representing the Cash Consideration and/or certificate(s) representing Marathon Shares and/or Exchangeable Shares, or a combination thereof, together with certificate(s) representing the New WesternZagros Shares and New WesternZagros Warrants to which the undersigned is entitled pursuant to the Arrangement will be issued to the undersigned as soon as practicable after the Effective Date.

SECURITYHOLDER SIGNATURE(S)
This box must be signed by registered Western Shareholder(s) exactly as name(s) appear(s) on the Western share certificate(s). See Instruction 5. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the information described in Instruction 5.
—> Name:

(please print)
Signature:

Capacity (Title):

Address:

Telephone:

        By signing above, and unless the undersigned has completed Step 5 below, the undersigned requests that the cheque(s) representing the Cash Consideration and/or certificate(s) representing Marathon Shares and/or Exchangeable Shares together with certificate(s) representing the New WesternZagros Shares and New WesternZagros Warrants to which it is entitled, be delivered by first class mail to the undersigned at the address as shown on the register of Western Shares maintained by the Depositary or held for pick-up at the Depositary.

STEP 3 — ELECTION OF CONSIDERATION TO BE RECEIVED

Part A

All Western Shareholders must complete this Part A of Step 3.

        The undersigned hereby elects to receive the following for each Western Share transmitted under the Arrangement (please check only one):

ELECTION(1)(2)		FURTHER INSTRUCTIONS
☐	all Cash Consideration (on the basis of Cdn$35.50 per Western Share)	If the undersigned has checked this box, proceed to Step 4.
or
☐	all Marathon Shares (on the basis of 0.5932 of a Marathon Share per Western Share)	If the undersigned has checked this box, proceed to Step 4.
or
☐	all Exchangeable Shares(3) (on the basis of 0.5932 of an Exchangeable Share per Western Share)
If the undersigned has checked this box, see Schedule "A" and Figure 2: Election Form of Eligible Holders and Figure 3: Tax Election Package Request Form and ensure all information requested therein is completed.
or
☐	a combination of Cash Consideration, Marathon Shares and/or Exchangeable Shares(3)
If the undersigned has checked this box, proceed to Step 3 — Part B below and upon completion thereof, (i) proceed to Step 4, and (ii) see Schedule "A" and ensure all information requested therein is completed.

Notes:

1.
If any of the elections above are made, this Letter of Transmittal and Election Form must be received by the Depositary by 4:30 p.m. (Calgary time) on the Business Day immediately prior to the date of the Meeting (currently scheduled to be held on October 16, 2007) or, if such meeting is adjourned, such time on the Business Day immediately prior to the date of such adjourned meeting (the "Election Deadline"). Any Western Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of the Plan of Arrangement and the Letter of Transmittal and Election Form with respect to elections to receive Cash Consideration, Marathon Shares, Exchangeable Shares or a combination thereof (each, a "Non-Electing Western Shareholder"), shall be deemed to have elected to receive, in aggregate, Cash Consideration in respect of 65% of the outstanding Western Shares, and Marathon Shares and Exchangeable Shares in respect of 35% of the outstanding Western Shares.

2.
Subject to pro-ration in accordance with the Plan of Arrangement whereby the maximum amount of cash to be paid to Western Shareholders is Cdn$3,807,847,771, the maximum number of Exchangeable Shares that may be elected by Western Shareholders is 29.4 million and the maximum aggregate number of Marathon Shares and Exchangeable Shares that may be issued to Western Shareholders is 34.3 million.

3.
Only Eligible Holders of Western Shares may elect to receive Exchangeable Shares. Any election to receive Exchangeable Shares by a Western Shareholder who is not an Eligible Holder of Western Shares will be deemed to be a duly completed election to receive Marathon Shares in lieu of the Exchangeable Shares that such Western Shareholder is not eligible to elect to receive.

        Western Shareholders should consult their financial and tax advisors prior to making an election as to the consideration they wish to receive pursuant to the Arrangement.

STEP 3 — ELECTION OF CONSIDERATION TO BE RECEIVED

Part B

Only Western Shareholders who have elected to receive a combination of Cash Consideration, Marathon Shares and/or Exchangeable Shares are required to complete this Part B of Step 3.

        If the Western Shareholder has elected to receive a combination of Cash Consideration, Marathon Shares and/or Exchangeable Shares (where applicable) in Step 3 — Part A above, the undersigned is required to make the further election below specifying the number, for calculation purposes only, of Western Shares submitted for each form of consideration that the undersigned wishes to receive for their Western Shares. The number of Western Shares inserted below should total the number of Western Shares submitted with this Letter of Transmittal and Election Form. For example, if a Western Shareholder holds 1,000 Western Shares and wishes to elect to receive one-half cash and one-half Exchangeable Shares for its Western Shares, the Western Shareholder should insert the number 500 in the box corresponding to cash and the number 500 in the box corresponding to Exchangeable Shares below. If the numbers inserted below do not total the number of Western Shares submitted with this Letter of Transmittal and Election Form, the numbers specified below will be pro-rated to total the number of Western Shares submitted with this Letter of Transmittal and Election Form. If the Western Shareholder does not insert a number in the box corresponding to a form of consideration below, the Western Shareholder will be deemed to have elected to not receive that form of consideration. If the Western Shareholder does not complete this Part B, the Western Shareholder will be deemed to have made an invalid election and will be treated as a Non-Electing Western Shareholder as described in Step 3 — Part A above.

        THE UNDERSIGNED, HAVING ELECTED TO RECEIVE A COMBINATION OF CASH CONSIDERATION, MARATHON SHARES AND/OR EXCHANGEABLE SHARES IN STEP 3 — PART A ABOVE, HEREBY ELECTS TO RECEIVE THE FOLLOWING OF EACH FORM OF CONSIDERATION FOR THE WESTERN SHARES TRANSMITTED:

Cash Consideration	Western Shares
Marathon Shares	Western Shares
Exchangeable Shares	Western Shares
Total	Western Shares

        See Schedule "A" if the undersigned has elected to receive Exchangeable Shares in Step 3 — Part A or Part B above. Only Eligible Holders of Western Shares may elect to receive Exchangeable Shares. Any election to receive Exchangeable Shares by a Western Shareholder who is not an Eligible Holder of Western Shares will be deemed to be a duly completed election to receive Marathon Shares in lieu of the Exchangeable Shares that such Western Shareholder is not eligible to elect to receive.

        The above allocations are subject to pro-rationing in accordance with the Plan of Arrangement whereby the maximum amount of cash to be paid to Western Shareholders is Cdn$3,807,847,771, the maximum number of Exchangeable Shares that may be elected by Western Shareholders is 29.4 million and the maximum aggregate number of Marathon Shares and Exchangeable Shares that may be issued to Western Shareholders is 34.3 million.

STEP 4 — HOLD FOR PICK-UP

☐
Check here if the cheque(s) for Cash Consideration and/or certificate(s) representing Marathon Shares and/or Exchangeable Shares together with certificate(s) representing the New WesternZagros Shares and New WesternZagros Warrants to which the undersigned is entitled under the Arrangement are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal and Election Form is deposited.

STEP 5 — SPECIAL DELIVERY INSTRUCTIONS

        A Western Shareholder must complete this step only if it wishes to have the cheque(s) for Cash Consideration and/or certificate(s) representing Marathon Shares and/or Exchangeable Shares together with certificate(s) representing the New WesternZagros Shares and New WesternZagros Warrants to which it is entitled under the Arrangement delivered to an address other than the current registered address of the Western Shareholder as shown on the register of Western Shareholders maintained by the Depositary.

SPECIAL DELIVERY INSTRUCTIONS
See Instruction 6.
—> ☐ Mail cheques(s) and/or certificate(s) to
Name:

(please print)
Address:

If special delivery instructions have been selected, please proceed to Step 6.

STEP 6 — SIGNATURE GUARANTEE

A Western Shareholder does not have to complete this step if either:

  (1)
  it is the registered Western Shareholder of the certificate(s) representing the Western Shares delivered with this Letter of Transmittal and Election Form and has not completed Step 5 requesting delivery to an address other than the current registered address of the Western Shareholder, or

  (2)
  it is an "Eligible Institution" as defined in Instruction 2.

In all other cases, a Western Shareholder must complete this Step 6 by having its signature on this Letter of Transmittal and Election Form guaranteed by an Eligible Institution (both a signature guarantee and a medallion guarantee are required).

GUARANTEE OF SIGNATURE(S)
Authorized Signature on behalf of Eligible Institution. See Instructions 2 and 5.
—> Name:

(please print)
Signature:

Name of Firm:

Address:

Telephone:

Dated:

INSTRUCTIONS

1.     Use of Letter of Transmittal and Election Form

        In order for a valid election to be made, this Letter of Transmittal and Election Form (or manually signed facsimile thereof), together with the accompanying certificate(s) representing Western Shares and all other required documents, must be received by the Depositary at one of the addresses specified on the back page of this Letter of Transmittal and Election Form by the Election Deadline, being 4:30 p.m. (Calgary time) on the Business Day immediately prior to the date of the Meeting (currently scheduled to be held on October 16, 2007) or, if such meeting is adjourned, such time on the Business Day immediately prior to the date of such adjourned meeting.

2.     Guarantee of Signatures

        The signature guarantee on this Letter of Transmittal and Election Form is not required if: (i) this Letter of Transmittal and Election Form is signed by the registered Western Shareholder of the Western Shares transmitted by this Letter of Transmittal and Election Form, unless the Western Shareholder has completed "Step 5 — Special Delivery Instructions" in which case the signature guarantee is required; or (ii) the Western Shares are transmitted for the account of an Eligible Institution. An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of one of the above-mentioned Medallion Programs. In all other cases, all signatures on this Letter of Transmittal and Election Form must be guaranteed by an Eligible Institution (both a signature guarantee and a medallion guarantee are required). See also Instruction 5.

3.     Delivery of Letter of Transmittal and Election Form and Certificates

        This Letter of Transmittal and Election Form is to be completed by Western Shareholders who hold certificates representing Western Shares to be submitted with this Letter of Transmittal and Election Form. Certificates representing Western Shares, as well as a properly completed and duly executed Letter of Transmittal and Election Form in the appropriate form, should be received by the Depositary at the addresses set forth herein by the Election Deadline. The method of delivery of certificates representing Western Shares is at the option and risk of the person transmitting the certificates and delivery will be deemed to be effective only when such documents are actually received. Western recommends that these documents be delivered by hand to the Depositary at one of the addresses specified on the back page of this Letter of Transmittal and Election Form and a receipt obtained; otherwise, the use of registered mail, properly insured, with return receipt requested is recommended.

4.     Inadequate Space

        If the space provided in this Letter of Transmittal and Election Form is inadequate, the certificate number(s) and the number of Western Shares represented thereby should be listed on a separate list attached to this Letter of Transmittal and Election Form, which separate list must be signed by the Western Shareholder.

5.     Signatures on Letter of Transmittal and Election Form, Powers and Endorsements

        If this Letter of Transmittal and Election Form is signed by the registered Western Shareholder(s) of the Western Shares transmitted by this Letter of Transmittal and Election Form, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever. If any of the Western Shares transmitted by this Letter of Transmittal and Election Form are held of record by two or more joint owners, all the owners must sign this Letter of Transmittal and Election Form. If any transmitted Western Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations or certificates. If this Letter of Transmittal and Election Form or any certificates or powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, those persons should so indicate below the signature on the line marked "Capacity (Title)" when signing, and proper evidence satisfactory to the Depositary of their authority to act should be submitted.

        If this Letter of Transmittal and Election Form is signed by the registered Western Shareholder(s) of the Western Shares evidenced by certificates listed and submitted with this Letter of Transmittal and Election Form, no endorsements of certificates or separate powers are required unless the cheque(s) for Cash Consideration and/or certificate(s) representing Marathon Shares and/or Exchangeable Shares and the certificate(s) representing the New WesternZagros Shares and New WesternZagros Warrants are to be delivered to a person other than the registered Western Shareholder(s). Signatures on those certificates or powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal and Election Form is signed by a person other than the registered Western Shareholder(s) of the Western Shares evidenced by certificates listed and submitted by this Letter of Transmittal and Election Form, the certificates must be endorsed or accompanied by appropriate share transfer or share transfer powers, in either case signed exactly as the name or names of the registered Western Shareholder or Western Shareholders appear on the certificates. Signatures on the certificates or powers must be guaranteed by an Eligible Institution (both a signature guarantee and a medallion guarantee are required).

6.     Special Delivery Instructions

        If the cheque(s) for Cash Consideration and/or certificate(s) representing Marathon Shares and/or Exchangeable Shares and the certificate(s) representing the New WesternZagros Shares and New WesternZagros Warrants are to be sent to an address other than the current address of the Western Shareholder as shown on Western's register, Step 5 should be completed.

7.     Lost Certificates

        If a Western Share certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will advise the undersigned of the replacement requirements, which must be properly completed and submitted in good order to the Depositary.

8.     Requests for Assistance or Additional Copies

        Questions and requests for assistance may be directed to the Depositary and additional copies of this Letter of Transmittal and Election Form may be obtained without charge on request from the Depositary at the telephone number or addresses set forth in this Letter of Transmittal and Election Form. The Letter of Transmittal and Election Form is also available on the Internet at www.sedar.com. Western Shareholders may also contact their broker, dealer, commercial bank, Canadian chartered bank, trust company or other nominee for assistance.

9.     Defects or Irregularities in the Declaration and/or Deposit

        Any defect or irregularity in any declaration made by a Western Shareholder pursuant to this Letter of Transmittal and Election Form will, subject to the discretion of Western, and after the Effective Date, Marathon and AcquisitionCo, invalidate such declaration and, as a result thereof, will mean that the Western Shareholder will not receive the cheque(s) for Cash Consideration and/or certificate(s) representing Marathon Shares and/or Exchangeable Shares and the certificate(s) representing the New WesternZagros Shares and New WesternZagros Warrants until a properly completed declaration is ultimately received. Western, and after the Effective Date, each of Marathon and AcquisitionCo, reserve the right, if either of them so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by it.

10.   Questions

        If a Western Shareholder has any questions about the information contained in this Letter of Transmittal and Election Form or requires assistance in completing this Letter of Transmittal and Election Form, please contact Valiant Trust Company at:

Valiant Trust Company Suite 310, 606 - 4th Street SW Calgary, Alberta T2P 1T1	Valiant Trust Company c/o BNY Trust Company of Canada Suite 1101, 4 King Street West Toronto, Ontario M5H 1B6

Toll Free: 1-866-313-1872
E-Mail: inquiries@valianttrust.com

11.   U.S. Western Shareholders: Form W-9

        In order to avoid backup withholding of U.S. federal income tax, a Western Shareholder who is a resident of the U.S. for U.S. federal tax purposes or who is otherwise a U.S. person for U.S. federal income tax purposes is required to provide the Western Shareholder's current taxpayer identification number ("TIN") by completing the Form W-9, see Schedule "B", certifying under penalties of perjury that the TIN provided on that form is correct (or that such Western Shareholder is awaiting receipt of a TIN), that the Western Shareholder is a U.S. person for U.S. federal income tax purposes, and that (i) the Western Shareholder is exempt from backup withholding, (ii) the Western Shareholder has not been notified by the Internal Revenue Service that the Western Shareholder is subject to backup withholding as a result of failure to report all interest or dividends, or (iii) after being so notified, the Internal Revenue Service has notified the Western Shareholder that the Western Shareholder is no longer subject to backup withholding. If the correct TIN is not provided or if any other information is not correctly provided, a penalty of up to US$500 may be imposed on the Western Shareholder by the Internal Revenue Service and the Western Shareholder may be subject to backup withholding at a rate of 28%. Willfully falsifying certifications or affirmations may result in criminal penalties.

        Backup withholding is not an additional U.S. income tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished in a timely manner to the Internal Revenue Service.

        The TIN for an individual U.S. citizen or resident is the individual's social security number. A Western Shareholder who does not have a TIN may write "Applied For" in Part I of the Form W-9 if such Western Shareholder has applied for a TIN or intends to apply for a TIN in the near future. If the Western

Shareholder does not provide a TIN within 60 days, the Western Shareholder will be subject to backup withholding until a TIN is provided.

        Certain Western Shareholders (including, among others, all corporations and certain not-for-profit organizations) are not subject to these backup withholding requirements. To avoid possible erroneous backup withholding, a Western Shareholder that is a U.S. person for U.S. federal income tax purposes and is exempt from backup withholding should complete the Form W-9 by providing the Western Shareholder's correct TIN, signing and dating the form, and checking the box "Exempt from backup withholding". A Western Shareholder should consult its tax advisor as to the Western Shareholder's qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

12.   Non-U.S. Western Shareholders: Form W-8

        A Western Shareholder who is not a U.S. person for U.S. federal income tax purposes must submit the appropriate Form(s) W-8. Generally, a foreign individual or a foreign corporation that is not a pass-through entity for U.S. income tax purposes and is not engaged in a trade or business within the U.S. would provide a Form W-8BEN. A foreign entity that is a pass-through entity for U.S. federal income tax purposes and is not engaged in a trade or business within the U.S. would generally provide a W-8BEN and/or a Form W-8IMY (which may require additional Forms W-8BEN for its beneficial owners), depending on its particular circumstances. A foreign individual or a foreign entity that is engaged in a trade or business within the U.S. may be required to provide a Form W-8ECI. The Form W-8BEN is enclosed herein, see Schedule "B". The Forms W-8IMY and W-8ECI will be provided to Western Shareholders upon request to the Depositary at one of the addresses specified on the back page of this Letter of Transmittal and Election Form.

        Exempt persons are not subject to backup withholding. Western Shareholders that are non-U.S. residents for U.S. federal income tax purposes may qualify as exempt persons by submitting Form W-8BEN, signed under penalties of perjury, certifying such Western Shareholder's foreign status.

        If backup withholding applies, 28% of certain payments to be made to the Western Shareholder is required to be withheld. Backup withholding is not an additional tax. Rather, the U.S. tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the Internal Revenue Service.

        All Western Shareholders are urged to consult their own tax advisors to determine which forms should be used and whether they are exempt from backup withholding.

SCHEDULE "A"

Information for Eligible Holders Electing to Receive Exchangeable Shares

        Western Shareholders that are Eligible Holders (other than Western Shareholders who have properly exercised dissent rights) who have properly completed, duly executed and delivered this Letter of Transmittal and Election Form, their Western Share certificate(s) and all other required documents before the Election Deadline, will be entitled to elect to receive on or after the Effective Date of the Arrangement, 0.5932 of an Exchangeable Share for every Western Share (subject to pro-ration). Each whole Exchangeable Share will initially be exchangeable for one share of Marathon common stock at any time after issuance at the option of the holder and will be redeemable or purchasable at the option of AcquisitionCo, Marathon or CallCo at any time on or after the fourth anniversary or upon the earlier occurrence of certain specified events.

        Only Eligible Holders (other than Western Shareholders who have properly exercised their dissent rights) may elect to receive Exchangeable Shares. An Eligible Holder is a Western Shareholder that: (a) is a resident of Canada for the purposes of the Income Tax Act (Canada) (including a partnership, all of the members of which are residents of Canada for the purposes of the Income Tax Act (Canada)); (b) is not exempt from tax under Part I of the Income Tax Act (Canada); (c) is the registered or beneficial owner of Western Shares; and (d) meets the conditions set out in (a) through (c) at the time it receives the Exchangeable Shares under the Arrangement.

        Eligible Holders may elect to receive Exchangeable Shares with respect to all or any portion of the Western Shareholder's Western Shares.

        A Western Shareholder must include its Western Share certificate(s) and any other required documentation with this Letter of Transmittal and Election Form to make an effective election for Exchangeable Shares.

        If the Depositary does not receive this Letter of Transmittal and Election Form properly completed and duly executed, together with the Western Share certificate(s) and all other required documentation before the Election Deadline, Western Shareholders will be deemed to have elected to receive, in aggregate, Cash Consideration in respect of 65% of the outstanding Western Shares, and Marathon Shares and Exchangeable Shares in respect of 35% of the outstanding Western Shares.

        The tax consequences to Eligible Holders may differ significantly depending on whether Cash Consideration, Exchangeable Shares and/or Marathon Shares are received pursuant to the Arrangement and whether an election to defer tax is made. Eligible Holders should consider carefully the tax consequences in determining whether to elect to receive Cash Consideration, Exchangeable Shares and/or Marathon Shares in exchange for the Western Shares. Western Shareholders should consult their financial and tax advisors prior to making an election as to the consideration they wish to receive pursuant to the Arrangement.

Please complete the information as required on the following pages.

A-1

Figure 2: Election Form for use by Eligible Holders of Western Shares

IF THE UNDERSIGNED IS AN ELIGIBLE HOLDER HAVING ELECTED TO RECEIVE CONSIDERATION THAT INCLUDES EXCHANGEABLE SHARES, AND IF THE UNDERSIGNED IS ELIGIBLE FOR AND DESIRES A POTENTIAL CANADIAN TAX DEFERRAL, PLEASE MAKE THE FOLLOWING ELECTION.

By checking this box ☐, the undersigned:

  (i)
  represents that the undersigned is, and will be, an Eligible Holder at the time it receives the Exchangeable Shares under the Arrangement;

  (ii)
  acknowledges that it is the undersigned's responsibility to prepare and file the appropriate tax election(s) that will be included in the tax election filing package and to send two signed copies of the applicable tax election forms to AcquisitionCo at the address indicated in the tax election package within 90 days following the Effective Date of the Arrangement, duly completed with: (a) the details of the number of Western Shares transferred in respect of which the undersigned is making a rollover election; and (b) the applicable elected amounts for such shares;

  (iii)
  acknowledges that a Canadian tax deferral is only available to the extent that the undersigned receives Exchangeable Shares as partial or total consideration it receives in the Arrangement and completes and duly files a valid tax election with the appropriate taxation authorities; and

  (iv)
  acknowledges that AcquisitionCo, Marathon and Western assume no responsbility for making any tax election, compliance with the requirements for making a valid election, the tax implications of making such an election, the proper completion or filing of an election or any tax, interest, penalties, damages or expenses resulting from a failure to properly complete or file an election.

See "Certain Canadian Federal Income Tax Considerations" in the Information Circular.

An Eligible Holder is a Western Shareholder that: (a) is a resident of Canada for the purposes of the Income Tax Act (Canada) (including a partnership, all of the members of which are residents of Canada for the purposes of the Income Tax Act (Canada)); (b) is not exempt from tax under Part I of the Income Tax Act (Canada); (c) is the registered or beneficial owner of Western Shares; and (d) meets the conditions set out in (a) through (c) at the time it receives the Exchangeable Shares under the Arrangement.

Figure 3: Tax Election Package Request Form

If the undersigned has checked the box above, please check the appropriate boxes below:

	Yes	No
The undersigned requests that a tax election filing package be forwarded to the undersigned by mail at the address specified herein	☐	☐
The undersigned will obtain the tax election filing package via the internet at www.westernoilsands.com	☐	☐
The undersigned is a partnership	☐	☐

It is expected that the tax election package will be available for mailing or via the internet following the completion of the Arrangement.

A-2

SCHEDULE "B"

Form W-8BEN (Rev. February 2006) Department of the Treasury Internal Revenue Service
Certificate of Foreign Status of Beneficial Owner
for United States Tax Withholding
	> Section references are to the Internal Revenue Code. > See separate instructions. > Give this form to the withholding agent or payer. Do not send to the IRS.	OMB No. 1545-1621

Do not use this form for:		Instead, use Form:
•	A U.S. citizen or other U.S. person, including a resident alien individual	W-9
•	A person claiming that income is effectively connected with the conduct of a trade or business in the United States	W-8ECI
•	A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions)	W-8ECI or W-8IMY
•
	A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (see instructions)	W-8ECI or W-8EXP
Note: These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.
•	A person acting as an intermediary	W-8IMY
Note: See instructions for additional exceptions.

  Part I       Identification of Beneficial Owner (See instructions.)

1	Name of individual or organization that is the beneficial owner							2 Country of incorporation or organization

3	Type of beneficial owner:		☐	Individual	☐	Corporation	☐	Disregarded entity	☐	Partnership	☐	Simple trust
	☐	Grantor trust	☐	Complex trust	☐	Estate	☐	Government	☐	International organization
	☐	Central bank of issue	☐	Tax-exempt organization	☐	Private foundation

4	Permanent residence address (street, apt. or suite no., or rural route). Do not use a P.O. box or in-care-of address.

	City or town, state or province. Include postal code where appropriate.								Country (do not abbreviate)

5	Mailing address (if different from above)

	City or town, state or province. Include postal code where appropriate.								Country (do not abbreviate)

6	U.S. taxpayer identification number, if required (see instructions)						7 Foreign tax identifying number, if any (optional)
☐ SSN or ITIN ☐ EIN

8	Reference number(s) (see instructions)

  Part II       Claim of Tax Treaty Benefits (if applicable)

9		I certify that (check all that apply):
	a	☐	The beneficial owner is a resident of within the meaning of the income tax treaty between the United States and that country.
	b	☐	If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).
	c	☐
The beneficial owner is not an individual, derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions).
	d	☐
The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).
	e	☐
The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b) or 707(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.
10
Special rates and conditions (if applicable—see instructions): The beneficial owner is claiming the provisions of Article               of the treaty identified on line 9a above to claim a              % rate of withholding on (specify type of income) :
Explain the reasons the beneficial owner meets the terms of the treaty article:

  Part III       Notional Principal Contracts

11	☐
I have provided or will provide a statement that identifies those notional principal contracts from which the income is not effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required.

  Part IV       Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:
1.	I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates,
2.	The beneficial owner is not a U.S. person,
3.
The income to which this form relates is (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but is not subject to tax under an income tax treaty, or (c) the partner's share of a partnership's effectively connected income, and
4.	For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.
Sign Here >

	Signature of beneficial owner (or individual authorized to sign for beneficial owner)	Date (MM-DD-YYYY)	Capacity in which acting

For Paperwork Reduction Act Notice, see separate instructions.	Cat. No. 25047Z	Form W-8BEN (Rev. 2-2006)

Instructions for Form W-8BEN (Rev. February 2006)	Department of the Treasury Internal Revenue Service
Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

    For definitions of terms used throughout these instructions, see Definitions on pages 3 and 4.

Purpose of form.    Foreign persons are subject to U.S. tax at a 30% rate on income they receive from U.S. sources that consists of:

•
Interest (including certain original issue discount (OID));
•
Dividends;
•
Rents;
•
Royalties;
•
Premiums;
•
Annuities;
•
Compensation for, or in expectation of, services performed;
•
Substitute payments in a securities lending transaction; or
•
Other fixed or determinable annual or periodical gains, profits, or income.

    This tax is imposed on the gross amount paid and is generally collected by withholding under section 1441 or 1442 on that amount. A payment is considered to have been made whether it is made directly to the beneficial owner or to another person, such as an intermediary, agent, or partnership, for the benefit of the beneficial owner.

    In addition, section 1446 requires a partnership conducting a trade or business in the United States to withhold tax on a foreign partner's distributive share of the partnership's effectively connected taxable income. Generally, a foreign person that is a partner in a partnership that submits a Form W-8 for purposes of section 1441 or 1442 will satisfy the documentation requirements under section 1446 as well. However, in some cases the documentation requirements of sections 1441 and 1442 do not match the documentation requirements of section 1446. See Regulations sections 1.1446-1 through 1.1446-6. Further, the owner of a disregarded entity, rather than the disregarded entity itself, shall submit the appropriate Form W-8 for purposes of section 1446.

    If you receive certain types of income, you must provide Form W-8BEN to:

•
Establish that you are not a U.S. person;
•
Claim that you are the beneficial owner of the income for which Form W-8BEN is being provided or a partner in a partnership subject to section 1446; and
•
If applicable, claim a reduced rate of, or exemption from, withholding as a resident of a foreign country with which the United States has an income tax treaty.

    You may also be required to submit Form W-8BEN to claim an exception from domestic information reporting and backup withholding for certain types of income that are not subject to foreign-person withholding. Such income includes:

•
Broker proceeds.
•
Short-term (183 days or less) original issue discount (OID).
•
Bank deposit interest.
•
Foreign source interest, dividends, rents, or royalties.
•
Proceeds from a wager placed by a nonresident alien individual in the games of blackjack, baccarat, craps, roulette, or big-6 wheel.

    You may also use Form W-8BEN to certify that income from a notional principal contract is not effectively connected with the conduct of a trade or business in the United States.

    A withholding agent or payer of the income may rely on a properly completed Form W-8BEN to treat a payment associated with the Form W-8BEN as a payment to a foreign person who beneficially owns the amounts paid. If applicable, the withholding agent may rely on the Form W-8BEN to apply a reduced rate of withholding at source.

    Provide Form W-8BEN to the withholding agent or payer before income is paid or credited to you. Failure to provide a Form W-8BEN when requested may lead to withholding at a 30% rate (foreign-person withholding) or the backup withholding rate.

Additional information.    For additional information and instructions for the withholding agent, see the Instructions for the Requester of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.

Who must file.    You must give Form W-8BEN to the withholding agent or payer if you are a foreign person and you are the beneficial owner of an amount subject to withholding. Submit Form W-8BEN when requested by the withholding agent or payer whether or not you are claiming a reduced rate of, or exemption from, withholding.

    Do not use Form W-8BEN if:

•
You are a U.S. citizen (even if you reside outside the United States) or other U.S. person (including a resident alien individual). Instead, use Form W-9, Request for Taxpayer Identification Number and Certification.
•
You are a disregarded entity with a single owner that is a U.S. person and you are not a hybrid entity claiming treaty benefits. Instead, provide Form W-9.

•
You are a nonresident alien individual who claims exemption from withholding on compensation for independent or dependent personal services performed in the United States. Instead, provide Form 8233, Exemption from Withholding on Compensation for Independent (and Certain Dependent) Personal Services of a Nonresident Alien Individual, or Form W-4, Employee's Withholding Allowance Certificate.
•
You are receiving income that is effectively connected with the conduct of a trade or business in the United States, unless it is allocable to you through a partnership. Instead, provide Form W-8ECI, Certificate of Foreign Person's Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States. If any of the income for which you have provided a Form W-8BEN becomes effectively connected, this is a change in circumstances and Form W-8BEN is no longer valid. You must file Form W-8ECI. See Change in circumstances on this page.
•
You are filing for a foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession claiming the applicability of section 115(2), 501(c), 892, 895, or 1443(b). Instead, provide Form W-8EXP, Certificate of Foreign Government or Other Foreign Organization for United States Tax Withholding. However, you should use Form W-8BEN if you are claiming treaty benefits or are providing the form only to claim you are a foreign person exempt from backup withholding. You should use Form W-8ECI if you received effectively connected income (for example, income from commercial activities).
•
You are a foreign flow-through entity, other than a hybrid entity, claiming treaty benefits. Instead, provide Form W-8IMY, Certificate of Foreign Intermediary, Foreign Flow-Through Entity, or Certain U.S. Branches for United States Tax Withholding. However, if you are a partner, beneficiary, or owner of a flow-through entity and you are not yourself a flow-through entity, you may be required to furnish a Form W-8BEN to the flow-through entity.
•
You are a disregarded entity for purposes of section 1446. Instead, the owner of the entity must submit the form.
•
You are a reverse hybrid entity transmitting beneficial owner documentation provided by your interest holders to claim treaty benefits on their behalf. Instead, provide Form W-8IMY.
•
You are a withholding foreign partnership or a withholding foreign trust within the meaning of sections 1441 and 1442 and the accompanying regulations. A withholding foreign partnership or a withholding foreign trust is a foreign partnership or trust that has entered into a withholding agreement with the IRS under which it agrees to assume primary withholding responsibility for each partner's, beneficiary's, or owner's distributive share of income subject to withholding that is paid to the partnership or trust. Instead, provide Form W-8IMY.
•
You are acting as an intermediary (that is, acting not for your own account, but for the account of others as an agent, nominee, or custodian). Instead, provide Form W-8IMY.
•
You are a foreign partnership or foreign grantor trust for purposes of section 1446. Instead, provide Form W-8IMY and accompanying documentation. See Regulations sections 1.1446-1 through 1.1446-6.

Giving Form W-8BEN to the withholding agent.    Do not send Form W-8BEN to the IRS. Instead, give it to the person who is requesting it from you. Generally, this will be the person from whom you receive the payment, who credits your account, or a partnership that allocates income to you. Give Form W-8BEN to the person requesting it before the payment is made to you, credited to your account or allocated. If you do not provide this form, the withholding agent may have to withhold at the 30% rate, backup withholding rate, or the rate applicable under section 1446. If you receive more than one type of income from a single withholding agent for which you claim different benefits, the withholding agent may, at its option, require you to submit a Form W-8BEN for each different type of income. Generally, a separate Form W-8BEN must be given to each withholding agent.

    Note.    If you own the income or account jointly with one or more other persons, the income or account will be treated by the withholding agent as owned by a foreign person if Forms W-8BEN are provided by all of the owners. If the withholding agent receives a Form W-9 from any of the joint owners, the payment must be treated as made to a U.S. person.

Change in circumstances.    If a change in circumstances makes any information on the Form W-8BEN you have submitted incorrect, you must notify the withholding agent or payer within 30 days of the change in circumstances and you must file a new Form W-8BEN or other appropriate form.

    If you use Form W-8BEN to certify that you are a foreign person, a change of address to an address in the United States is a change in circumstances. Generally, a change of address within the same foreign country or to another foreign country is not a change in circumstances. However, if you use Form W-8BEN to claim treaty benefits, a move to the United States or outside the country where you have been claiming treaty benefits is a change in circumstances. In that case, you must notify the withholding agent or payer within 30 days of the move.

    If you become a U.S. citizen or resident alien after you submit Form W-8BEN, you are no longer subject to the 30% withholding rate or the withholding tax on a foreign partner's share of effectively connected income. You must notify the withholding agent or payer within 30 days of becoming a U.S. citizen or resident alien. You may be required to provide a Form W-9. For more information, see Form W-9 and instructions.

Expiration of Form W-8BEN.    Generally, a Form W-8BEN provided without a U.S. taxpayer identification number (TIN) will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. For example, a Form W-8BEN signed on September 30, 2005, remains valid through December 31, 2008. A Form W-8BEN furnished with a U.S. TIN will remain in effect until a change in circumstances makes any information on the form incorrect, provided that the withholding agent reports on Form 1042-S at least one payment annually to the beneficial owner who provided the Form W-8BEN. See the instructions for line 6 beginning on page 4 for circumstances under which you must provide a U.S. TIN.

Definitions

Beneficial owner.    For payments other than those for which a reduced rate of withholding is claimed under an income tax treaty, the beneficial owner of income is generally the person who is required under U.S. tax principles to include the income in gross income on a tax return. A person is not a beneficial owner of income, however, to the extent that person is receiving the income as a nominee, agent, or custodian, or to the extent the person is a conduit whose participation in a transaction is disregarded. In the case of amounts paid that do not constitute income, beneficial ownership is determined as if the payment were income.

    Foreign partnerships, foreign simple trusts, and foreign grantor trusts are not the beneficial owners of income paid to the partnership or trust. The beneficial owners of income paid to a foreign partnership are generally the partners in the partnership, provided that the partner is not itself a partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of income paid to a foreign simple trust (that is, a foreign trust that is described in section 651(a)) are generally the beneficiaries of the trust, if the beneficiary is not a foreign partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of a foreign grantor trust (that is, a foreign trust to the extent that all or a portion of the income of the trust is treated as owned by the grantor or another person under sections 671 through 679) are the persons treated as the owners of the trust. The beneficial owners of income paid to a foreign complex trust (that is, a foreign trust that is not a foreign simple trust or foreign grantor trust) is the trust itself.

    For purposes of section 1446, the same beneficial owner rules apply, except that under section 1446 a foreign simple trust rather than the beneficiary provides the form to the partnership.

    The beneficial owner of income paid to a foreign estate is the estate itself.

Note.    A payment to a U.S. partnership, U.S. trust, or U.S. estate is treated as a payment to a U.S. payee that is not subject to 30% withholding. A U.S. partnership, trust, or estate should provide the withholding agent with a Form W-9. For purposes of section 1446, a U.S. grantor trust or disregarded entity shall not provide the withholding agent a Form W-9 in its own right. Rather, the grantor or other owner shall provide the withholding agent the appropriate form.

Foreign person.    A foreign person includes a nonresident alien individual, a foreign corporation, a foreign partnership, a foreign trust, a foreign estate, and any other person that is not a U.S. person. It also includes a foreign branch or office of a U.S. financial institution or U.S. clearing organization if the foreign branch is a qualified intermediary. Generally, a payment to a U.S. branch of a foreign person is a payment to a foreign person.

Nonresident alien individual.    Any individual who is not a citizen or resident alien of the United States is a nonresident alien individual. An alien individual meeting either the "green card test" or the "substantial presence test" for the calendar year is a resident alien. Any person not meeting either test is a nonresident alien individual. Additionally, an alien individual who is a resident of a foreign country under the residence article of an income tax treaty, or an alien individual who is a bona fide resident of Puerto Rico, Guam, the Commonwealth of the Northern Mariana Islands, the U.S. Virgin Islands, or American Samoa is a nonresident alien individual. See Pub. 519, U.S. Tax Guide for Aliens, for more information on resident and nonresident alien status.

Even though a nonresident alien individual married to a U.S. citizen or resident alien may choose to be treated as a resident alien for certain purposes (for example, filing a joint income tax return), such individual is still treated as a nonresident alien for withholding tax purposes on all income except wages.Flow-through entity.    A flow-through entity is a foreign partnership (other than a withholding foreign partnership), a foreign simple or foreign grantor trust (other than a withholding foreign trust), or, for payments for which a reduced rate of withholding is claimed under an income tax treaty, any entity to the extent the entity is considered to be fiscally transparent (see below) with respect to the payment by an interest holder's jurisdiction.

    For purposes of section 1446, a foreign partnership or foreign grantor trust must submit Form W-8IMY to establish the partnership or grantor trust as a look through entity. The Form W-8IMY may be accompanied by this form or another version of Form W-8 or Form W-9 to establish the foreign or domestic status of a partner or grantor or other owner. See Regulations section 1.1446-1.

Hybrid entity.    A hybrid entity is any person (other than an individual) that is treated as fiscally transparent (see below) in the United States but is not treated as fiscally transparent by a country with which the United States has an income tax treaty. Hybrid entity status is relevant for claiming treaty benefits. See the instructions for line 9c on page 5.

Reverse hybrid entity.    A reverse hybrid entity is any person (other than an individual) that is not fiscally transparent under U.S. tax law principles but that is fiscally transparent under the laws of a jurisdiction with which the United States has an income tax treaty. See the instructions for line 9c on page 5.

Fiscally transparent entity.    An entity is treated as fiscally transparent with respect to an item of income for which treaty benefits are claimed to the extent that the interest holders in the entity must, on a current basis, take into account separately their shares of an item of income paid to the entity, whether or not distributed, and must determine the character of the items of income as if they were realized directly from the sources from which realized by the entity. For example, partnerships, common trust funds, and simple trusts or grantor trusts are generally considered to be fiscally transparent with respect to items of income received by them.

Disregarded entity.    A business entity that has a single owner and is not a corporation under Regulations section 301.7701-2(b) is disregarded as an entity separate from its owner.

    A disregarded entity shall not submit this form to a partnership for purposes of section 1446. Instead, the owner of such entity shall provide appropriate documentation. See Regulations section 1.1446-1.

Amounts subject to withholding.    Generally, an amount subject to withholding is an amount from sources within the United States that is fixed or determinable annual or periodical (FDAP) income. FDAP income is all income included in gross income, including interest (as well as OID), dividends, rents, royalties, and compensation. FDAP income does not include most gains from the sale of property (including market discount and option premiums).

    For purposes of section 1446, the amount subject to withholding is the foreign partner's share of the partnership's effectively connected taxable income.

Withholding agent.    Any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding is a withholding agent. The withholding agent may be an individual, corporation, partnership, trust, association, or any other entity, including (but not limited to) any foreign intermediary, foreign partnership, and U.S. branches of certain foreign banks and insurance companies. Generally, the person who pays (or causes to be paid) the amount subject to withholding to the foreign person (or to its agent) must withhold.

    For purposes of section 1446, the withholding agent is the partnership conducting the trade or business in the United States. For a publicly traded partnership, the withholding agent may be the partnership, a nominee holding an interest on behalf of a foreign person, or both. See Regulations sections 1.1446-1 through 1.1446-6.

Specific Instructions

A hybrid entity should give Form W-8BEN to a withholding agent only for income for which it is claiming a reduced rate of withholding under an income tax treaty. A reverse hybrid entity should give Form W-8BEN to a withholding agent only for income for which no treaty benefit is being claimed.Part I

Line 1.    Enter your name. If you are a disregarded entity with a single owner who is a foreign person and you are not claiming treaty benefits as a hybrid entity, this form should be completed and signed by your foreign single owner. If the account to which a payment is made or credited is in the name of the disregarded entity, the foreign single owner should inform the withholding agent of this fact. This may be done by including the name and account number of the disregarded entity on line 8 (reference number) of the form. However, if you are a disregarded entity that is claiming treaty benefits as a hybrid entity, this form should be completed and signed by you.

Line 2.    If you are a corporation, enter the country of incorporation. If you are another type of entity, enter the country under whose laws you are created, organized, or governed. If you are an individual, enter N/A (for "not applicable").

Line 3.    Check the one box that applies. By checking a box, you are representing that you qualify for this classification. You must check the box that represents your classification (for example, corporation, partnership, trust, estate, etc.) under U.S. tax principles. Do not check the box that describes your status under the law of the treaty country. If you are a partnership or disregarded entity receiving a payment for which treaty benefits are being claimed, you must check the "Partnership" or "Disregarded entity" box. If you are a sole proprietor, check the "Individual" box, not the "Disregarded entity" box.

Only entities that are tax-exempt under section 501 should check the "Tax-exempt organization" box. Such organizations should use Form W-8BEN only if they are claiming a reduced rate of withholding under an income tax treaty or some code exception other than section 501. Use Form W-8EXP if you are claiming an exemption from withholding under section 501.Line 4.    Your permanent residence address is the address in the country where you claim to be a resident for purposes of that country's income tax. If you are giving Form W-8BEN to claim a reduced rate of withholding under an income tax treaty, you must determine your residency in the manner required by the treaty. Do not show the address of a financial institution, a post office box, or an address used solely for mailing purposes. If you are an individual who does not have a tax residence in any country, your permanent residence is where you normally reside. If you are not an individual and you do not have a tax residence in any country, the permanent residence address is where you maintain your principal office.

Line 5.    Enter your mailing address only if it is different from the address you show on line 4.

Line 6.    If you are an individual, you are generally required to enter your social security number (SSN). To apply for an SSN, get Form SS-5 from a Social Security Administration (SSA) office or, if in the United States, you may call the SSA at 1-800-772-1213. Fill in Form SS-5 and return it to the SSA.

    If you do not have an SSN and are not eligible to get one, you must get an individual taxpayer identification number (ITIN). To apply for an ITIN, file Form W-7 with the IRS. It usually takes 4-6 weeks to get an ITIN.

An ITIN is for tax use only. It does not entitle you to social security benefits or change your employment or immigration status under U.S. law.

    If you are not an individual or you are an individual who is an employer or you are engaged in a U.S. trade or business as a sole proprietor, you must enter an employer identification number (EIN). If you do not have an EIN, you should apply for one on Form SS-4, Application for Employer Identification Number. If you are a disregarded entity claiming treaty benefits as a hybrid entity, enter your EIN.

    A partner in a partnership conducting a trade or business in the United States will likely be allocated effectively connected taxable income. The partner is required to file a U.S. federal income tax return and must have a U.S. taxpayer identification number (TIN).

    You must provide a U.S. TIN if you are:

•
Claiming an exemption from withholding under section 871(f) for certain annuities received under qualified plans,
•
A foreign grantor trust with 5 or fewer grantors,
•
Claiming benefits under an income tax treaty, or
•
Submitting the form to a partnership that conducts a trade or business in the United States.

    However, a U.S. TIN is not required to be shown in order to claim treaty benefits on the following items of income:

•
Dividends and interest from stocks and debt obligations that are actively traded;
•
Dividends from any redeemable security issued by an investment company registered under the Investment Company Act of 1940 (mutual fund);
•
Dividends, interest, or royalties from units of beneficial interest in a unit investment trust that are (or were upon issuance) publicly offered and are registered with the SEC under the Securities Act of 1933; and
•
Income related to loans of any of the above securities.

You may want to obtain and provide a U.S. TIN on Form W-8BEN even though it is not required. A Form W-8BEN containing a U.S. TIN remains valid for as long as your status and the information relevant to the certifications you make on the form remain unchanged provided at least one payment is reported to you annually on Form 1042-S.

Line 7.    If your country of residence for tax purposes has issued you a tax identifying number, enter it here. For example, if you are a resident of Canada, enter your Social Insurance Number.

Line 8.    This line may be used by the filer of Form W-8BEN or by the withholding agent to whom it is provided to include any referencing information that is useful to the withholding agent in carrying out its obligations. For example, withholding agents who are required to associate the Form W-8BEN with a particular Form W-8IMY may want to use line 8 for a referencing number or code that will make the association clear. A beneficial owner may use line 8 to include the number of the account for which he or she is providing the form. A foreign single owner of a disregarded entity may use line 8 to inform the withholding agent that the account to which a payment is made or credited is in the name of the disregarded entity (see instructions for line 1 on page 4).

Part II

Line 9a.    Enter the country where you claim to be a resident for income tax treaty purposes. For treaty purposes, a person is a resident of a treaty country if the person is a resident of that country under the terms of the treaty.

Line 9b.    If you are claiming benefits under an income tax treaty, you must have a U.S. TIN unless one of the exceptions listed in the line 6 instructions above applies.

Line 9c.    An entity (but not an individual) that is claiming a reduced rate of withholding under an income tax treaty must represent that it:

•
Derives the item of income for which the treaty benefit is claimed, and
•
Meets the limitation on benefits provisions contained in the treaty, if any.

    An item of income may be derived by either the entity receiving the item of income or by the interest holders in the entity or, in certain circumstances, both. An item of income paid to an entity is considered to be derived by the entity only if the entity is not fiscally transparent under the laws of the entity's jurisdiction with respect to the item of income. An item of income paid to an entity shall be considered to be derived by the interest holder in the entity only if:

•
The interest holder is not fiscally transparent in its jurisdiction with respect to the item of income, and
•
The entity is considered to be fiscally transparent under the laws of the interest holder's jurisdiction with respect to the item of income. An item of income paid directly to a type of entity specifically identified in a treaty as a resident of a treaty jurisdiction is treated as derived by a resident of that treaty jurisdiction.

    If an entity is claiming treaty benefits on its own behalf, it should complete Form W-8BEN. If an interest holder in an entity that is considered fiscally transparent in the interest holder's jurisdiction is claiming a treaty benefit, the interest holder should complete Form W-8BEN on its own behalf and the fiscally transparent entity should associate the interest holder's Form W-8BEN with a Form W-8IMY completed by the entity.

An income tax treaty may not apply to reduce the amount of any tax on an item of income received by an entity that is treated as a domestic corporation for U.S. tax purposes. Therefore, neither the domestic corporation nor its shareholders are entitled to the benefits of a reduction of U.S. income tax on an item of income received from U.S. sources by the corporation.     To determine whether an entity meets the limitation on benefits provisions of a treaty, you must consult the specific provisions or articles under the treaties. Income tax treaties are available on the IRS website at www.irs.gov.

If you are an entity that derives the income as a resident of a treaty country, you may check this

box if the applicable income tax treaty does not contain a "limitation on benefits" provision.Line 9d.    If you are a foreign corporation claiming treaty benefits under an income tax treaty that entered into force before January 1, 1987 (and has not been renegotiated) on (a) U.S. source dividends paid to you by another foreign corporation or (b) U.S. source interest paid to you by a U.S. trade or business of another foreign corporation, you must generally be a "qualified resident" of a treaty country. See section 884 for the definition of interest paid by a U.S. trade or business of a foreign corporation ("branch interest") and other applicable rules.

    In general, a foreign corporation is a qualified resident of a country if any of the following apply.

•
It meets a 50% ownership and base erosion test.
•
It is primarily and regularly traded on an established securities market in its country of residence or the United States.
•
It carries on an active trade or business in its country of residence.
•
It gets a ruling from the IRS that it is a qualified resident.

    See Regulations section 1.884-5 for the requirements that must be met to satisfy each of these tests.

If you are claiming treaty benefits under an income tax treaty entered into force after

December 31, 1986, do not check box 9d. Instead, check box 9c.

Line 9e.    Check this box if you are related to the withholding agent within the meaning of section 267(b) or 707(b) and the aggregate amount subject to withholding received during the calendar year will exceed $500,000. Additionally, you must file Form 8833, Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b).

Line 10

Line 10 must be used only if you are claiming treaty benefits that require that you meet conditions not covered by the representations you make in lines 9a through 9e. However, this line should always be completed by foreign students and researchers claiming treaty benefits. See Scholarship and fellowship grants below for more information.

    The following are additional examples of persons who should complete this line.

•
Exempt organizations claiming treaty benefits under the exempt organization articles of the treaties with Canada, Mexico, Germany, and the Netherlands.
•
Foreign corporations that are claiming a preferential rate applicable to dividends based on ownership of a specific percentage of stock.
•
Persons claiming treaty benefits on royalties if the treaty contains different withholding rates for different types of royalties.

    This line is generally not applicable to claiming treaty benefits under an interest or dividends (other than dividends subject to a preferential rate based on ownership) article of a treaty.

Nonresident alien who becomes a resident alien.

Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes. The individual must use Form W-9 to claim the tax treaty benefit. See the instructions for Form W-9 for more information. Also see Nonresident alien student or researcher who becomes a resident alien later for an example.

Scholarship and fellowship grants.    A nonresident alien student (including a trainee or business apprentice) or researcher who receives noncompensatory scholarship or fellowship income may use Form W-8BEN to claim benefits under a tax treaty that apply to reduce or eliminate U.S. tax on such income. No Form W-8BEN is required unless a treaty benefit is being claimed. A nonresident alien student or researcher who receives compensatory scholarship or fellowship income must use Form 8233 to claim any benefits of a tax treaty that apply to that income. The student or researcher must use Form W-4 for any part of such income for which he or she is not claiming a tax treaty withholding exemption. Do not use Form W-8BEN for compensatory scholarship or fellowship income. See Compensation for Dependent Personal Services in the Instructions for Form 8233.

If you are a nonresident alien individual who received noncompensatory scholarship or fellowship income and personal services income (including compensatory scholarship or fellowship income) from the same withholding agent, you may use Form 8233 to claim a tax treaty withholding exemption for part or all of both types of income.     Completing lines 4 and 9a.    Most tax treaties that contain an article exempting scholarship or fellowship grant income from taxation require that the recipient be a resident of the other treaty country at the time of, or immediately prior to, entry into the United States. Thus, a student or researcher may claim the exemption even if he or she no longer has a permanent address in the other treaty country after entry into the United States. If this is the case, you may provide a U.S. address on line 4 and still be eligible for the exemption if all other conditions required by the tax treaty are met. You must also identify on line 9a the tax treaty country of which you were a resident at the time of, or immediately prior to, your entry into the United States.

    Completing line 10.    You must complete line 10 if you are a student or researcher claiming an exemption from taxation on your scholarship or fellowship grant income under a tax treaty.

Nonresident alien student or researcher who becomes a resident alien.    You must use Form W-9 to claim an exception to a saving clause. See Nonresident alien who becomes a resident alien on this page for a general explanation of saving clauses and exceptions to them.

    Example.    Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would complete Form W-9.

Part III

If you check this box, you must provide the withholding agent with the required statement for income from a notional principal contract that is to be treated as income not effectively connected with the conduct of a trade or business in the United States. You should update this statement as often as necessary. A new Form W-8BEN is not required for each update provided the form otherwise remains valid.

Part IV

Form W-8BEN must be signed and dated by the beneficial owner of the income, or, if the beneficial owner is not an individual, by an authorized representative or officer of the beneficial owner. If Form W-8BEN is completed by an agent acting under a duly authorized power of attorney, the form must be accompanied by the power of attorney in proper form or a copy thereof specifically authorizing the agent to represent the principal in making, executing, and presenting the form. Form 2848, Power of Attorney and Declaration of Representative, may be used for this purpose. The agent, as well as the beneficial owner, may incur liability for the penalties provided for an erroneous, false, or fraudulent form.

Broker transactions or barter exchanges.    Income from transactions with a broker or a barter exchange is subject to reporting rules and backup withholding unless Form W-8BEN or a substitute form is filed to notify the broker or barter exchange that you are an exempt foreign person.

    You are an exempt foreign person for a calendar year in which:

•
You are a nonresident alien individual or a foreign corporation, partnership, estate, or trust;
•
You are an individual who has not been, and does not plan to be, present in the United States for a total of 183 days or more during the calendar year; and
•
You are neither engaged, nor plan to be engaged during the year, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

Paperwork Reduction Act Notice.    We ask for the information on this form to carry out the Internal Revenue laws of the United States. You are required to provide the information. We need it to ensure that you are complying with these laws and to allow us to figure and collect the right amount of tax.

    You are not required to provide the information requested on a form that is subject to the Paperwork Reduction Act unless the form displays a valid OMB control number. Books or records relating to a form or its instructions must be retained as long as their contents may become material in the administration of any Internal Revenue law. Generally, tax returns and return information are confidential, as required by section 6103.

    The time needed to complete and file this form will vary depending on individual circumstances. The estimated average time is: Recordkeeping, 5 hr., 58 min.; Learning about the law or the form, 3 hr., 46 min.; Preparing and sending the form to IRS, 4 hr., 2 min.

    If you have comments concerning the accuracy of these time estimates or suggestions for making this form simpler, we would be happy to hear from you. You can email us at *taxforms@irs.gov. Please put "Forms Comment" on the subject line. Or you can write to Internal Revenue Service, Tax Products Coordinating Committee, SE:W:CAR:MP:T:T:SP, 1111 Constitution Ave. NW, IR-6406, Washington, DC 20224. Do not send Form W-8BEN to this office. Instead, give it to your withholding agent.

Form W-9 (Rev. November 2005) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

Name (as shown on your income tax return)

Business name, if different from above

Check appropriate box:	☐ Individual/ Sole proprietor	☐ Corporation	☐ Partnership	☐ Other	> .............................	☐ Exempt from backup withholding

Address (number, street, and apt. or suite no.)					Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

  Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number [ ][ ][ ]- [ ][ ]- [ ][ ][ ][ ]	or	Employer identification number [ ][ ]- [ ][ ][ ][ ][ ][ ]

  Part II Certification

Under penalties of perjury, I certify that:

1.
The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.
I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.
I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the instructions on page 4.)

Sign Here	Signature of U.S. person >	Date >

Purpose of Form

A person who is required to file an information return with the IRS, must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

U.S. person. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

    1.     Certify the TIN you are giving is correct (or you are waiting for a number to be issued),

    2.     Certify that you are not subject to backup withholding, or

    3.     Claim exemption from backup withholding if you are a U.S. exempt payee.

    In 3 above, if applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

    For federal tax purposes, you are considered a person if you are:

•  An individual who is a citizen or resident of the United States,

•  A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, or

•  Any estate (other than a foreign estate) or trust. See Regulations sections 301.7701-6(a) and 7(a) for additional information.

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

    The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

•  The U.S. owner of a disregarded entity and not the entity,

Cat. No. 10231X	Form W-9 (Rev. 11-2005)

Form W-9 (Rev. 11-2005)                                                                                                                           Page 2

•  The U.S. grantor or other owner of a grantor trust and not the trust, and

•  The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes.

    If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

    1.     The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

    2.     The treaty article addressing the income.

    3.     The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

    4.     The type and amount of income that qualifies for the exemption from tax.

    5.     Sufficient facts to justify the exemption from tax under the terms of the treaty article.

    Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

    If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments (after December 31, 2002). This is called "backup withholding." Payments that may be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

    You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

    1.     You do not furnish your TIN to the requester,

    2.     You do not certify your TIN when required (see the Part II instructions on page 4 for details),

    3.     The IRS tells the requester that you furnished an incorrect TIN,

    4.     The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

    5.     You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

    Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

    Also see Special rules regarding partnerships on page 1.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your last income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

    If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner's name on the "Name" line. Enter the LLC's name on the "Business name" line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for "Other" and enter "LLC" in the space provided.

Other entities. Enter your business name as shown on required federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note. You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt from backup withholding" box in the line following the business name, sign and date the form.

Form W-9 (Rev. 11-2005)                                                                                                                           Page 3

    Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees. Backup withholding is not required on any payments made to the following payees:

    1.     An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

    2.     The United States or any of its agencies or instrumentalities,

    3.     A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

    4.     A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

    5.     An international organization or any of its agencies or instrumentalities.

    Other payees that may be exempt from backup withholding include:

    6.     A corporation,

    7.     A foreign central bank of issue,

    8.     A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

    9.     A futures commission merchant registered with the Commodity Futures Trading Commission,

    10.   A real estate investment trust,

    11.   An entity registered at all times during the tax year under the Investment Company Act of 1940,

    12.   A common trust fund operated by a bank under section 584(a),

    13.   A financial institution,

    14.   A middleman known in the investment community as a nominee or custodian, or

    15.   A trust exempt from tax under section 664 or described in section 4947.

    The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.

If the payment is for ...	THEN the payment is exempt for ...

Interest and dividend payments	All exempt recipients except for 9

Broker transactions	Exempt recipients 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker

Barter exchange transactions and patronage dividends	Exempt recipients 1 through 5

Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt recipients 1 through 7 [2]

1 See Form 1099-MISC, Miscellaneous Income, and its instructions.

2 However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding; medical and health care payments, attorneys' fees; and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

    If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

    If you are a single-owner LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) on page 2), enter your SSN (or EIN, if you have one). If the LLC is a corporation, partnership, etc., enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/ businesses and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

    If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 11-2005)                                                                                                                           Page 4

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if Items 1, 4, and 5 below indicate otherwise.

    For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt recipients, see Exempt From Backup Withholding on page 2.

Signature requirements. Complete the certification as indicated in 1 through 5 below.

    1.     Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

    2.     Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

    3.     Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

    4.     Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

    5.     Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:			Give name and SSN of:

1.	Individual		The individual
2.	Two or more individuals (joint account)		The actual owner of the account or, if combined funds, the first individual on the account [1]
3.	Custodian account of a minor (Uniform Gift to Minors Act)		The minor [2]
4.	a.	The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
	b.	So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5.	Sole proprietorship or single-owner LLC		The owner [3]

For this type of account:			Give name and EIN of:

6.	Sole proprietorship or single-owner LLC		The owner [3]
7.	A valid trust, estate, or pension trust		Legal entity [4]
8.	Corporate or LLC electing corporate status on Form 8832		The corporation
9.	Association, club, religious, charitable, educational, or other tax-exempt organization		The organization
10.	Partnership or multi-member LLC		The partnership
11.	A broker or registered nominee		The broker or nominee
12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments		The public entity

1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

2 Circle the minor's name and furnish the minor's SSN.

3 You must show your individual name and you may also enter your business or "DBA" name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, IRS encourages you to use your SSN.

4 List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules regarding partnerships on page 1.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia, and U.S. possessions to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce nontax criminal laws, or to federal law enforcement officers and intelligence agencies to combat terrorism.

    You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

The Depositary is:

VALIANT TRUST COMPANY

Deliver by Registered Mail, Hand or by Courier to:

Valiant Trust Company Suite 310, 606 - 4th Street SW Calgary, Alberta T2P 1T1	Valiant Trust Company c/o BNY Trust Company of Canada Suite 1101, 4 King Street West Toronto, Ontario M5H 1B6

Toll Free: 1-866-313-1872
E-Mail: inquiries@valianttrust.com

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